Bhirud Associates, Inc.                                                                                           .                        .-----------------------------------------------------------------

January 24, 2011

Mr. Edward P. Bartz

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-1090

Re:

Rule 461 - Request for Acceleration

Apex Mid Cap Growth Fund

File No. 811-06680

This letter is a written follow-up to our previous oral request for acceleration of form N1-A approval.  We request that the “Effective” date of our form N1-A be January 26, 2011, or as soon thereafter as possible.  Accordingly, the registrant (Bhirud Funds, Inc.) and its principal underwriter (Bhirud Associates, Inc.) acknowledge the following:

1)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)

The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United Sates.

Thank you for your kind attention to this matter.

BHIRUD FUNDS, INC.

By: /s/ Suresh L. Bhirud

Suresh L. Bhirud, Chairman

BHIRUD ASSOCIATES, INC.

By: /s/ Suresh L. Bhirud

Suresh L. Bhirud, President

TEL (203) 662-6659

6 Thorndal Circle, Suite 205

FAX (203) 621-2240

Darien, CT 06820

suresh@bhirud.com